As filed with the Securities and Exchange Commission on  February 28, 2006.

                                                                              Registration No. 333-5004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts of

MATAV-CABLE SYSTEMS MEDIA LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Israel

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

The Bank of New York

ADR Division

One Wall Stree, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[x] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

EMM-782689_2

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

- # -

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13,

dividends

15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15, 16, 17, 18

and and proxy soliciting material

and  22

(v)

The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)

The deposit or sale of securities

Articles number 12, 13, 15,

resulting from dividends, splits

17 and 18

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

8 and 23

(x)

Limitation upon the liability

Articles number 14, 18,19 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement among Matav-Cable Systems Media Ltd., The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed previously.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466 - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously filed.

192688_3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 28, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of Matav-Cable System Media Ltd.

By:

The Bank of New York,

  As Depositary

By: /s/ Andrew J. Zelter

       Andrew J. Zelter

       Managing Director

192688_3

Pursuant to the requirements of the Securities Act of 1933, Matav-Cable Systems Media Ltd. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Israel on  February 28, 2006.

MATAV-CABLE SYSTEMS MEDIA LTD.

By:  /s/ Meir Srebernik

Name:  Meir Srebernik

Title:  Chief Executive Officer

By:  /s/ Tal Peres

Name:  Tal Peres

Title:  Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 28, 2006.

/s/ Meir Srebernik

Chief Executive Officer and Chairman of the

Name:

  Meir Srebernik

Board of Directors (principal executive officer)

/s/ Tal Peres

Chief Financial Officer

Name:  Tal Peres

(principal financial and accounting officer)

/s/ Moshe Amit

Director

Name:  Moshe Amit

/s/ Asaf Bartfeld

Director

Name:  Asaf Bartfeld

/s/ Shimon Cheifetz

Director

Name:  Shimon Cheifetz

/s/ Hanania Gibstein

Director

Name:  Hanania Gibstein

/s/ Gabriel Last

Director

Name:  Gabriel Last

/s/ Menashe Raz

Director

Name:  Menashe Raz

/s/ Yair Keusch

Director

Name:  Yair Keusch

____________________________________

Director

Name:  Yeshayahu Drori

/s/ Gregory F. Lavelle

Authorized U.S. Representative

Name:  Gregory F. Lavelle

             Puglisi & Associates

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INDEX TO EXHIBITS

Exhibit

Letter

Exhibit

5

Certification under Rule 466.

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